

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Mr. Andrew Zimmerman
 Chief Financial Officer
GALAXY GAMING, INC.
6980 O'Bannon Drive
Las Vegas, Nevada 89117

> **Re: Galaxy Gaming, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed April 13, 2010**
> **File No. 0-30653**

Dear Mr. Zimmerman:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

　　With these comments, please consider filing an amendment to both your December 31, 2009 Annual Report on Form 10-K and March 31, 2010 Quarterly Report on Form 10-Q.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management's Discussion and Analysis, page 15

Results of Operations…the Years Ended December 31, 2009 and 2008

1.   We note the disclosure under Introduction and Plan of Operation, on pages 3 and 16, respectively, that you group your products into two business segments, Proprietary Table Games and the Bonus Jackpot System with the vast majority of your income being derived from high margin recurring licensing and lease fees earned on a monthly basis. Please expand your MD&A discussion to also separately discuss the operating results (i.e., revenues and profitability) of each your two business segments. In addition, please also separately discuss the nature and amount of material changes from period to period in each of your statement of operations captions (see our comment on your Statement of Operations presentation).

2.   To the extent you have two operating segments that are separate reportable segments pursuant to the guidelines of Accounting Standards Codification ("ASC") 280-10-50-1 through 9, please revise the notes of your financial statements to include the appropriate business segment reporting. If you have two separate operating segments that have been aggregated into one reportable business segment pursuant to ASC 280-10-50-11, please disclose this fact in a segment footnote to the audited financial statements. Please advise and revise accordingly.

Liquidity and Capital Resources, page 18

3.   Please expand the first paragraph to also disclose the amount of your deficit in working capital for each year presented. Also, please discuss whether or not you have any available third-party lines or letters of credit and, any written or oral commitments from officers or shareholders to provide you with loans or advances to support your operations or fund any potential acquisitions. Please discuss the source of financing for the pending acquisition discussed under Develop and/or Acquire New Products and Game Content, on page 16.

Financial Statements

Statements of Operations, page F-3

4.   We believe that your statement of operations is limited and can be greatly enhanced with more detail and better information for analysis by investors.   In this regard, we note that you design, manufacture and market casino table games and electronic jackpot bonus system platforms and you derive revenues from both product leases and royalties (licensing) as well as products sales and services from the associated products. As such, please consider a break-out of each of these two respective and different revenues streams on the face of the statement of operations. As these different revenue streams

have different margins (see below), this break-out will provide more meaningful information for investors on trends, comparability and analysis.

5. It is also unclear on how you currently classify items in cost of sales and operating expenses, as the amount of your cost of sales is insignificant with a substantive amount of your costs included in a vague category called "operating expenses." As such, your current presentation of "gross profit" with its insignificant amount of cost of sales expense does not appear meaningful and may be inappropriately derived. In addition, we note that your statement of operations presentation in disclosing costs and expenses is not consistent with others in your industry, such as your major competitor. With a break-out of your respective revenue streams, separate line items for cost of leases and royalties as well as cost of product sales and service should be presented consistent with its revenue presentation. We believe that separate presentation of each of your cost of revenue categories is especially meaningful as a vast majority of your income is derived from high margin recurring licensing and lease fees as disclosed in Plan of Operation on page 16.

6. Furthermore, it appears that the costs that you should consider for presentation in your costs of revenue line items (before reporting gross profit as a performance measure) include items that are direct expenses (e.g. cost of products sold, manufacturing overhead, shipping, installation, depreciation of leased assets, amortization of intangible assets, etc.) as well as indirect expenses (e.g. costs directly identified with your two reportable business segments such as product approval costs, product related litigation-expense, directly-allocable sales expense, etc.). Rather, than reporting a vague "operating expense" caption, you should consider solely reporting selling, general and administrative expenses and research and development expense as separate cost and expense captions in deriving your "net operating loss" amounts in your statement of operations. As the amount of your research and development expenditures is significant, as noted in your business section (page 11), disclosure of these expenses on the face of your statement of operations would meet the disclosure guidance in ASC Topic 730-10-50-1, with a note in the accounting policy describing how you account for these expenditures in your financial statements. We also believe that disclosure in MD&A and or the notes that clearly describe the nature of costs that you include in your respective cost of revenue and selling, general and administrative line items would benefit an investor.

7. Please consider the items above and re-evaluate your presentation in the Statement of Operations and advise and revise accordingly.

Note 2. Significant Accounting Policies, page F-6

Revenue Recognition

8. Reference is made to your revenue recognition policy which is very limited and general on when you earn revenues. We note that you derive revenues in at least two different

ways. As such, we believe that your revenue recognition policy should separately address how you earn product leasing and royalty revenue as well as product sales and service revenue. Your policies should be more descriptive by including the specific criteria that provides the respective revenue recognition for each of these categories. If your products include any software when leasing or selling or any of your revenue arrangements include multiple deliverables, your revenue recognition policy should also specifically address the accounting treatment for these elements. Please refer to the guidance in ASC Topic 605 on Revenue Recognition and advise and revise accordingly.

9.   Please provide an accounting policy on income taxes.   Among other items, your policy should address the recognition of deferred tax assets and liabilities and how you evaluate, measure, and recognize whether a valuation allowance is required. In this regard, we note that you have recognized a material full valuation allowance against all your deferred tax assets (i.e. net operating loss carry-forwards).   Please refer to the guidance in ASC Topic 740-10-25 and 740-10-50 and revise accordingly.

10.   Please provide an accounting policy for earnings (loss) per share. The policy should address both the computation of basic and diluted per share amounts as well as any amounts and items that are anti-dilutive and not used in the computation. Please refer to the guidance in ASC Topic 260-10-45 and 260-10-50 and revise accordingly.

Form 10-Q (Quarter Ended March 31, 2010)

Balance Sheets, page F-1

11.   The entire balance sheet should be labeled as unaudited, as none of the interim data is considered audited. Alternatively, the prior fiscal year column may be labeled "derived from audited financial statements."

Management's Discussion and Analysis

Strategy, page 5

12.   We note your disclosure that on April 15, 2010 you executed an Asset Purchase Agreement with T&P Gaming, Inc. and its majority owners. Please disclose the purchase price and tell us whether or not you consider this to represent the acquisition of a business, given that you have acquired their installation base, intellectual property and related inventory. In evaluating whether a business has been acquired, please consider the guidance in Rule 11-01(d) of Regulation S-X. Your response should also address the requirements of filing a Form 8-K to include audited historical financial statements of T&P Gaming, Inc. and related pro forma financial statements.   See Rules 8-04 and 8-05 of Regulation S-X.

Sources of Revenue, page 6

13.   Please include this paragraph disclosure in future filings on Form 10-K, which is more descriptive than included in your December 31, 2009 Form 10-K. In addition, please expand to discuss how you determine the portion of revenue to allocate between the manufactured equipment and any software or electronic devices needed to use the equipment. Your disclosure should reference the applicable accounting literature to the extent there is a multiple revenue-generating arrangement.

Results of Operations for the three months ended March 31, 2010, page 7

14.   Please delete the last sentence of the second paragraph as pertaining to EBITDA.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

                                        Sincerely,

                                        Joseph A. Foti
                                        Senior Assistant Chief Accountant